16003848

SEC Mail Processing Section

FEB 26 2016

Washington DC 403

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 45164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riedl First Securities Company of Kansas

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1841 North Rock Road Court, Suite 400
(No. and Street)

Wichita (City) KS (State) 67206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caesar Naftzger 316-265-9341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company Certified Public Accountants, Chartered
(Name – *if individual, state last, first, middle name*)

511-B North Mur-Len Road (Address) Olathe (City) KS (State) 66062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Caesar Naftzger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riedl First Securities Company of Kansas, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Caesar Naftzger
Signature

PRESIDENT / OWNER
Title

ROSEMARY KIRKLAND
Notary Public • State of Kansas
My Appt. Exp 5-31-17

Rosemary Kirkland
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Riedl First Securities Company of Kansas

Financial Statements

December 31, 2015

Riedl First Securities Company of Kansas

Table of Contents

December 31, 2015

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

We have audited the accompanying statement of financial condition of Riedl First Securities Company of Kansas as of December 31, 2015, and the related statements of operations and retained earnings, changes in shareholders; equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Riedl First Securities Company of Kansas's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riedl First Securities Company of Kansas as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of Riedl First Securities Company of Kansas's financial statements. The supplemental information is the responsibility of Riedl First Securities Company of Kansas's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 22, 2016

Riedl First Securities Company of Kansas
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	8,624
Commissions receivable		188,254
Other receivables		568,841
Prepaid expenses		5,961
Prepaid income taxes		22,611
Securities owned, trading accounts, at market:		
Municipal bonds		220,466
Corporate bonds		117,854
US government bonds		80,222
Property and equipment, net of accumulated depreciation of $100,934		87,608
	$	1,300,441
Liabilities & Shareholders' Equity		
Accounts payable	$	20,768
Due to clearing organization		419,690
Accrued payroll and payroll taxes		148,867
Total liabilities		589,325
Commitments:		
Shareholders' equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 87,000 issued and outstanding		87,000
Additional paid-in capital		43,621
Retained earnings		580,495
Total shareholder's equity		711,116
	$	1,300,441

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Operations
For the Year Ended December 31, 2015

Revenues:		
Commissions income	$	1,899,739
Trading loss		(9,826)
Interest income		186,931
Other Income		5,558
		2,082,402
Expenses:		
Advertising		5,425
Clearing charges		204,512
Computer services		14,828
Contract labor		23,170
Depreciation		7,416
Dues and subs		45,864
Insurance - group		36,732
Insurance - general		4,408
Janitorial		4,725
Legal & accounting		4,965
License and fees		35,182
Meals & Entertainment		2,045
Payroll		1,536,495
Postage		10,947
Printing		4,015
Promotional		7,851
Rent		58,492
Supplies - Office		6,432
Taxes - payroll		54,968
Telephone		9,007
Utilities		4,697
Other general and administrative		3,265
		2,085,440
Loss from operations		(3,038)
Other income and expense:		
Interest expense		(24,269)
Loss before income tax		(27,307)
Provision for income tax benefit		18,052
Net loss	$	(9,255)

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2015

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Retained earnings - December 31, 2014	$ 87,000	$ 43,621	$ 589,750	$ 720,371
Dividends paid			$ -	$ -
Net loss			$ (9,255)	$ (9,255)
Retained earnings - December 31, 2015	$ 87,000	$ 43,621	$ 580,495	$ 711,116

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement Of Cash Flows
For the Year Ended December 31, 2015

Operating activities:		
Net loss	$	(9,255)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation		7,416
Change in assets and liabilities-		
Commissions receivable		(40,798)
Other receivable		2,531
Securities owned, trading accounts, at market:		239,514
Prepaid expenses		(8,662)
Accounts payable		14,756
Due to clearing organization		(236,763)
Accrued payroll and payroll taxes		33,220
Cash provided by operating activities		1,959
Investing activities:		
Purchase of equipment		(8,182)
Cash used in investing activities		(8,182)
Financing activities:		
Dividends paid		-
Cash used in financing activities		-
Decrease in cash		(6,223)
Cash, December 31, 2014		14,847
Cash, December 31, 2015	$	8,624
Supplemental cash flow information:		
Interest paid	$	24,269
Income taxes paid	$	4,461

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2015

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended December 31, 2015.

See notes to financial statements.

Riedl First Securities Company of Kansas
Notes to Financial Statements
December 31, 2015

1. Description of Business and Summary of Significant Accounting Policies

Description of Business:
Riedl First Securities Company of Kansas (the "Company") is a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customer funds and securities with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In accordance with the regulations of The Securities and Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC). The Company is also registered with and is a member of the Financial Industry Regulatory Authority (FINRA). This is a self-regulating body formed by the industry to protect its members and the investing public. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Revenue Recognition:
Revenue from proprietary securities transactions in regular-way trades are recorded on a gross basis on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Property and Equipment:
Property and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets, are charged against earnings in the period in which they

are incurred. Depreciation is calculated on the straight-line methods using estimated useful lives of five to thirty-nine years. Depreciation expense was $7,416 for the year ended December 31, 2015.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2015, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See footnote five for further details.

Cash Equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be a cash equivalent.

Concentrations:
During the year ended December 31, 2015, all of the Company's revenues were produced by four individuals with the top two producing 83% and 13% respectively.

On 1/2/15, Gerald Riedl, who produced 70% of income for the year ended December 31, 2014, passed away. All of Gerald's client accounts were assumed by Caesar Naftzger, who was Gerald's partner in the business.

Financial Instruments:
The carrying value of the Company's balance sheet accounts approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. See footnote four for further details.

2. **Commitments, Contingencies, and Guarantees**

At December 31, 2015, the Company had not entered into any purchase or sales commitments. As of December 31, 2015, the Company had no commitments, contingencies or guarantees other than those noted below:

The Company's current office space lease runs through August 31, 2017. Future minimum lease commitments under this lease are $58,492 for the year 2016 and $38,995 in 2017. Rent expense for the year ended December 31, 2015 was $58,492.

3. **Net Capital Requirements and SIPC Assessment**

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital requirement is $100,000. At December 31, 2015, the Company had net capital of $566,651 and an aggregate indebtedness to net capital of 29.94%.

4. **Fair Value Measurements**

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Fair Value
Cash	$ 8,624	$ -	$ -	$ 8,624
Commissions receivable	-	188,254	-	188,254
Other receivable	-	568,841	-	568,841
Securities owned	-	418,542	-	418,542
Accrued expenses	-	169,635	-	169,635
Due to clearing org.	-	419,690	-	419,690

5. Income Taxes

As of December 31, 2015, the Company has $3,536 due from the federal government and $1,023 due from the State of Kansas. For the year ended December 31, 2015, the provision for income tax benefit was $18,052, all of which related to the carry back period for December 31, 2014. For the year ended December 31, 2015, the Company had a Net Operating Loss (NOL) of $101,268. This NOL may be carried forward until December 31, 2035. The tax years that remain subject to examination by tax jurisdictions are 2015, 2014, 2013, and 2012.

6. Off-Balance Sheet Risk

The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

7. Subsequent Events

The Company has evaluated all subsequent events through February 22, 2016, the date the financial statements were issued, and has no events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Riedl First Securities Company of Kansas
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Net Capital:		
Total shareholders' equity	$	711,116
Ownership equity not allowable for net capital:		
Prepaid expenses		28,572
Office furniture and equipment, net		87,608
Net capital before haircuts on investments		594,936
Haircuts on investments		28,285
Net capital	$	566,651
Aggregate indebtedness	$	169,635
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	466,651
Ratio : aggregate indebtedness to net capital		0.2994 to 1

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Riedl First Securities Company of Kansas
Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Statement of Assessment and Payments to SIPC

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Riedl First Securities Company of Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Riedl First Securities Company of Kansas, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, to assist you and the other specified parties in evaluating Riedl First Securities Company of Kansas's compliance with the applicable instructions of Form SIPC-7. Riedl First Securities Company of Kansas's management is responsible for Riedl First Securities Company of Kansas's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2016

Riedl First Securities Company of Kansas
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2015

Total Revenue			
January to June 2015	1,092,493		
July to December 2015	999,736		
			2,092,229
Direct Expenses			
January to June 2015	115,749		
July to December 2015	104,008		
		219,757	
Interest Expense			
January to June 2015	7,606		
July to December 2015	16,663		
		24,269	
Total Deductions			244,026
SIPC Net Operating Revenues			1,848,203
General Assessment @ .0025			4,621
Total due for the year ended December 31, 2015			4,621
July 17, 2015 payment to SIPC			2,423
February 26, 2016 payment to SIPC			2,198
Total paid for the year ended December 31, 2015			4,621

Exemption Review Report

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Riedl First Securities Company of Kansas (The Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Riedl First Securities Company of Kansas stated that The Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 22, 2016

Riedl First Securities
COMPANY OF KANSAS

Serving corporate and personal investors since 1916

1841 N. Rock Rd. Ct. Ste 400
Wichita, KS 67206-4213
Tel (316) 265-9341
(800) 365-9341
Fax (316) 265-0215

February 22, 2016

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294-1961

RE: SEA Rule 17a-5(d)(4) Exemption Report

To Whom It May Concern:

Pursuant to the referenced rule, Riedl First Securities Company of Kansas (SEC #8-45164), under the provisions of 17C.F.R. .15c3-3(k), under which our company claims an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii). Our firm is an introducing broker or dealer who clears all our securities transactions through RBC Correspondent Services, the clearing broker or dealer which carries the accounts of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer. Our agreement and arrangements have been in place with RBC Correspondent Services since 1993 and certainly for the most recent fiscal year.

With respect to any and all customer funds/checks that we are presented, all checks are payable to RBC Correspondent Services, not to Riedl First Securities Company of Kansas or any other entity or person, and we deposit those checks directly on the RBC Correspondent Services/U.S. Bank remote electronic deposit system.

If we receive customer stock or bond certificates, we deliver to RBC Correspondent Services by overnight delivery. We do not prepare or provide any kind of statements to or for our customers.

Riedl First Securities Company of Kansas has met the exemption provisions throughout the most recent fiscal year without exceptions.

The foregoing statements are true to the best of my belief and knowledge.

Respectfully submitted,

Caesar A. Naftzger

Caesar A. Naftzger
President and CEO